Exhibit 99.3

FOR IMMEDIATE RELEASE

ChemGenex Acquires Full Control of Omacetaxine, Consolidating the Product’s Global Rights

- ChemGenex acquires global IP portfolio and full European commercialization rights from Stragen Pharma -
- Stragen to remain omacetaxine supplier and become significant shareholder in ChemGenex -

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (June 10, 2008). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today that the company will gain full commercial control of omacetaxine mepesuccinate (formerly known as Ceflatonin®) through an arrangement with its European partner Stragen Pharma to transfer the ownership of Intellectual Property (IP) and commercial rights currently held by Stragen.

Omacetaxine is ChemGenex’s lead product in clinical development and is in the final stages of a phase 2/3 clinical trial in chronic myeloid leukemia (CML) patients with the T315I mutation for whom there are currently no effective drug treatments.

The new agreement will result in the assignment of Stragen’s omacetaxine IP suite to ChemGenex, removing the need for an IP royalty on manufacturing and significantly reducing the cost of goods. Similarly, the new agreement removes the need for a European joint venture, allowing ChemGenex to control European development and access all profits from sales of omacetaxine in Europe, including current compassionate use sales of the drug. The new acquisition strengthens ChemGenex’s ability to freely pursue multiple commercialization opportunities for omacetaxine.

Subject to approval by ChemGenex shareholders at a General Meeting to be held within the next two months, consideration for the acquisition of global IP rights and European commercialization rights will be through the issuance by the company of 37,235,343 new ordinary shares in ChemGenex.

Reflecting Stragen’s manufacturing expertise and understanding of omacetaxine, Stragen will remain ChemGenex’s supplier of omacetaxine and will become a significant shareholder.

The new agreement concludes formal manufacturing and commercialization agreements entered into by ChemGenex and Stragen three years ago. Under the prior agreements ChemGenex provided expertise in drug development and clinical trial management while Stragen provided a patented manufacturing process, GMP manufacturing and product distribution expertise. The prior agreements also entailed an IP royalty as a component of the manufacturing cost, and mandated the establishment of a European joint venture to control marketing in Europe. The profit split of sales by the joint venture that had been agreed at ChemGenex 49%, Stragen 51% will no longer be in effect.

ChemGenex Acquires Full Control of Omacetaxine, Consolidating the Product’s Global Rights

“Stragen has been an excellent partner and has worked with us to progress omacetaxine to an advanced state where we have growing confidence in the ability of the drug to be an effective therapy for the subset of CML patients who have developed the T315I mutation and who have failed to respond to imatinib,” said Dr. Greg Collier, ChemGenex’s Managing Director and Chief Executive Officer.

“This is a logical progression of what has been a very productive alliance to date,” added Jean-Luc Tetard, President of Stragen Pharma. "We believe that the consolidation of global IP and commercialization rights for omacetaxine will open a range of new possibilities for ChemGenex to continue to build upon the successes reported over the past year."

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals Limited.

About ChemGenex Pharmaceuticals Limited	(http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Details on the clinical trials can be accessed from the following websites;

http://clinicaltrials.gov/ct2/show/NCT00375219?term=homoharringtonine&rank=9 and
http://www.tkiresistantcmltrials.com

Contacts

ChemGenex Information

Dr. Greg Collier
CEO and Managing Director
Cell (Australia): +61 419 897 501
Cell (USA): +1 650 200 8145
Email: gcollier@chemgenex.com

Media Relations – Australia	Media Relations – USA

Rebecca Wilson	Joan Kureczka
Buchan Consulting	Kureczka/Martin Associates
Tel: +61 2 9237 2800	Tel: +1 415 821 2413
Cell: + 61 (0) 417 382 391	Email: Jkureczka@comcast.net
Email: rwilson@bcg.com.au

Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia Telephone: +61 3 5223 9900 Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com  ABN 79 000 248 304

ChemGenex Acquires Full Control of Omacetaxine, Consolidating the Product’s Global Rights

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.
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Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia Telephone: +61 3 5223 9900 Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com  ABN 79 000 248 304